Exhibit 99.3

CONSENT OF ANTARES PROFESSIONAL CORPORATION

The Board of Directors

Curaleaf Holdings, Inc

We hereby consent to the incorporation by reference of:

•	our report, dated March 7, 2022, on the consolidated financial statements of the Curaleaf Holdings, Inc. (the “Company”) and its subsidiaries, which comprise the consolidated statements of financial position as at December 31, 2021 and December 31, 2020, and the consolidated statements of profits and losses and other comprehensive loss, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies, (collectively the “Financial Statement Report”); and

•	our report, dated March 7, 2022, on the effectiveness of internal control over financial reporting of the Company as of December 31, 2021 (the “Controls Report” and together with the Financial Statement Report, the “Reports”)

into Registration Statements No. 333-250071 on Form S-8 and No. 333-249081 on Form F-10 of the Company and any amendments thereto, which Reports have been included in Exhibit 99.1 to the Company’s current report on Form 6-K being furnished to the United States Securities and Exchange Commission.

Yours very truly,

Calgary, Alberta	Antares Professional Corporation
March 7, 2022	Chartered Professional Accountants